News Release
AMEX, TSX Symbol: NG

NovaGold’s 2007 Year-End Reports to be Filed by March 7

February 28, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) announces that it will be a few days late in filing its 2007 consolidated financial statements, management’s discussion and analysis, annual information form and form 40-F. The Company expects to release its year-end reports on or before March 7, 2008.

The main reason for the late filing relates to the significant extra work necessary to consolidate the results of the Galore Creek partnership into the year-end financial reports of NovaGold. On November 26, 2007, the Company and Teck Cominco (50/50 owners) announced the suspension of construction activities at the Galore Creek project. The Galore Creek partnership is a variable interest entity and although Teck Cominco is currently the primary funder, NovaGold is the primary beneficiary and consolidates the project, whereas Teck Cominco accounts for the project using the equity method. As a result, the disclosure requirements for NovaGold are far more extensive than those for Teck Cominco.

The work for the Galore Creek partnership is complete but the incorporation of the results in the US GAAP reconciliation is complex and not yet complete. NovaGold expects to recognize, on a 100% basis, a charge for suspension costs at Galore Creek that is slightly less than the $100 million previously reported by Teck Cominco.

The Company has completed its work on the impairment testing for the project and anticipates no writedowns from the carrying value for Galore Creek as at November 30, 2007.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to the outcome of litigation concerning permits at NovaGold’s Rock creek project and the potential impact on the construction schedule; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227